Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Jupiter Saturn Holding Company on Amendment No. 1 to Form S-4 of our reports dated August 14, 2009, relating to the financial statements and financial statement schedule of Watson Wyatt Worldwide, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new accounting standards) and the effectiveness of Watson Wyatt Worldwide Inc.’s internal control over financial reporting, incorporated by reference in the Annual Report on Form 10-K of Watson Wyatt Worldwide Inc. for the fiscal year ended June 30, 2009, and to the reference to us under the heading “Experts” in the proxy statement/prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

McLean, Virginia

October 19, 2009